SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2011

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2009. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the press release issued by Moody’s Investors Service (Moody’s) entitled “Moody’s sees no rating impact for PLDT on acquisition announcement”.	6

Exhibit 1

March 31, 2011

The Philippine Stock Exchange

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Ladies and Gentlemen:

We submit herewith a copy of SEC Form 17-C with a press release issued by Moody’s Investors Service (Moody’s) entitled “Moody’s sees no rating impact for PLDT on acquisition announcement”.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 1

March 31, 2011

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

We submit herewith three (3) copies of SEC Form 17-C with a press release issued by Moody’s Investors Service (Moody’s) entitled “Moody’s sees no rating impact for PLDT on acquisition announcement”.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  March 31, 2011

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a press release issued by Moody’s Investors Service (Moody’s) entitled “Moody’s sees no rating impact for PLDT on acquisition announcement”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: March 31, 2011

Exhibit 1

MOODY’S INVESTORS SERVICE

Announcement: Moody's sees no rating impact for PLDT on acquisition announcement

Global Credit Research - 30 Mar 2011

Approximately US$550 Million of Debt Securities Affected

Hong Kong, March 30, 2011 -- Moody's Investors Service sees no impact for the Baa2 issuer rating and Ba1 foreign currency bond rating of Philippine Long Distance Telephone Company's ("PLDT") and the stable outlook.

This follows PLDT recent announcement that it plans on acquiring an interest in Digital Telecommunications Philippines In ("Digitel") from JG Summit Holdings, Inc ("JGS"). Digitel is the 100% owner of Digitel Mobile Philippines, Inc., which owns the brand Sun Cellular -- the Philippines’ third largest telecommunications operator after PLDT and Globe Telecom.

The agreed consideration for the acquisition is P69.2 billion, although this could increase to P74.1 billion assuming full acceptance by the minority shareholders in Digitel. Payment will be settled by the issuance of one new PLDT share for every P2,500 consideration payable. Minority shareholders have the option to receive payment in cash rather than shares which equates to approximately US$110 million.

"The transaction, which is expected to complete on 30th June 2011, will result in a temporary spike in leverage -- as measured by consolidated debt/EBITDA - to approximately 1.6x for 2011 given the assumption of some US$600 million in debt and potential cash payment to Digitel's minority shareholders, given that Digitel will only make a 6-month contribution to results; PLDT has also previously communicated plans to accelerate capex for 2011 and 2012," says Laura Acres, a Moody's Vice President and Senior Credit Officer.

"Given the acquisition and PLDT's accelerated capex plan, it is Moody's expectation that adjusted consolidated debt/EBITDA will remain at approximately 1.5-1.6x for next 18-24 months before falling back to 1.2-1.4x in 2013; as such the acquisition can be accommodated within the current rating level," adds Acres, also Moody's Lead Analyst for PLDT.

The acquisition will strengthen further PLDT's presence in the Philippine telecommunications space -- giving it an estimated 60% wireless revenue market share - as well as provide potential costs savings through synergies relating to infrastructure sharing, centralized procurement and capex rationalization. The transaction, while binding on the part of JGS, is subject to both regulatory approvals and PLDT shareholder approval.

The principal methodology used in this rating was Global Telecommunications Industry published in December 2010.

The last rating action was taken on 24th July 2009 when PLDT's senior unsecured bond rating was upgraded to Ba1/stable following a commensurate action on the sovereign bond ceiling.

PLDT, headquartered in Manila and listed on the Philippine Stock Exchange and American Depository Receipts traded on the New York Stock Exchange, is an integrated provider of fixed-line, broadband, cellular and ICT (Information and Communications Technology) services. It currently has a 52% subscriber market share for cellular telephony, 60% for fixed-line services and about 58% for broadband.

Hong Kong

Laura Acres

VP - Senior Credit Officer

Corporate Finance Group

Moody's Investors Service Hong Kong Ltd.

JOURNALISTS: (852) 3758 -1350

SUBSCRIBERS: (852) 3551-3077

Hong Kong

Gary Lau

MD - Corporate Finance

Corporate Finance Group

Moody's Investors Service Hong Kong Ltd.

JOURNALISTS: (852) 3758 -1350

SUBSCRIBERS: (852) 3551-3077

Exhibit 1

Moody's Investors Service Hong Kong Ltd.

24/F One Pacific Place

88 Queensway

Hong Kong

China (Hong Kong S.A.R.)

JOURNALISTS: (852) 3758 -1350

SUBSCRIBERS: (852) 3551-3077

CREDIT RATINGS ARE MOODY'S INVESTORS SERVICE, INC.'S ("MIS") CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES. MIS DEFINES CREDIT RISK AS THE RISK THAT AN ENTITY MAY NOT MEET ITS CONTRACTUAL, FINANCIAL OBLIGATIONS AS THEY COME DUE AND ANY ESTIMATED FINANCIAL LOSS IN THE EVENT OF DEFAULT. CREDIT RATINGS DO NOT ADDRESS ANY OTHER RISK, INCLUDING BUT NOT LIMITED TO: LIQUIDITY RISK, MARKET VALUE RISK, OR PRICE VOLATILITY. CREDIT RATINGS ARE NOT STATEMENTS OF CURRENT OR HISTORICAL FACT. CREDIT RATINGS DO NOT CONSTITUTE INVESTMENT OR FINANCIAL ADVICE, AND CREDIT RATINGS ARE NOT RECOMMENDATIONS TO PURCHASE, SELL, OR HOLD PARTICULAR SECURITIES. CREDIT RATINGS DO NOT COMMENT ON THE SUITABILITY OF AN INVESTMENT FOR ANY PARTICULAR INVESTOR. MIS ISSUES ITS CREDIT RATINGS WITH THE EXPECTATION AND UNDERSTANDING THAT EACH INVESTOR WILL MAKE ITS OWN STUDY AND EVALUATION OF EACH SECURITY THAT IS UNDER CONSIDERATION FOR PURCHASE, HOLDING, OR SALE.

ALL INFORMATION CONTAINED HEREIN IS PROTECTED BY LAW, INCLUDING BUT NOT LIMITED TO, COPYRIGHT LAW, AND NONE OF SUCH INFORMATION MAY BE COPIED OR OTHERWISE REPRODUCED, REPACKAGED, FURTHER TRANSMITTED, TRANSFERRED, DISSEMINATED, REDISTRIBUTED OR RESOLD, OR STORED FOR SUBSEQUENT USE FOR ANY SUCH PURPOSE, IN WHOLE OR IN PART, IN ANY FORM OR MANNER OR BY ANY MEANS WHATSOEVER, BY ANY PERSON WITHOUT MOODY'S PRIOR WRITTEN CONSENT. All information contained herein is obtained by MOODY'S from sources believed by it to be accurate any reliable. Because of the possibility of human or mechanical error as well as other factors, however, all information contained herein is provided "AS IS" without warranty of any kind. MOODY'S adopts all necessary measures so that the information it uses in assigning a credit rating is of sufficient quality and from sources Moody's considers to be reliable, including, when appropriate, independent third-party sources. However, MOODY'S is not an auditor and cannot in every instance independently verify or validate information received in the rating process. Under no circumstances shall MOODY'S have any liability to any person or entity for (a) any loss or damage in whole or in part caused by, resulting from, or relating to, any error (negligent or otherwise) or other circumstance or contingency within or outside the control of MOODY'S or any of its directors, officers, employees or agents in connection with the procurement, collection, compilation, analysis, interpretation, communication, publication or delivery of any such information, or (b) any direct, indirect, special, consequential, compensatory or incidental damages whatsoever (including without limitation, lost profits), even if MOODY'S is advised in advance of the possibility of such damages, resulting from the use of or inability to use, any such information. The ratings, financial reporting analysis, projections, and other observations, if any, constituting part of the information contained herein are, and must be construed solely as, statements of opinion and not statements of fact or recommendations to purchase, sell or hold any securities. Each user of the information contained herein must make its own study and evaluation of each security it may consider purchasing, holding or selling. NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY SUCH RATING OR OTHER OPINION OR INFORMATION IS GIVEN OR MADE BY MOODY’S IN ANY FORM OR MANNER WHATSOEVER.

MIS, a wholly-owned credit rating agency subsidiary of Moody's Corporation ("MCO"), hereby discloses that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) any preferred stock rated by MIS have, prior to assignment of any rating, agreed to pay to MIS for appraisal and rating services rendered by it fees ranging from $1,500 to approximately $2,500,000. MCO and MIS also maintain policies and procedures to address the independence of MIS's ratings and rating processes. Information regarding certain affiliations that may exist between directors of MCO and rated entities, and between entities who hold ratings from MIS and have also publicly reported to the SEC an ownership interest in MCO of more than 5%, is posted annually at www.moodys.com under the heading "Shareholder Relations — Corporate Governance — Director and Shareholder Affiliation Policy.”

Any publication into Australia of this document is by MOODY'S affiliate, Moody's Investors Service Pty Limited ABN 6W 003 399 657, which holds Australian Financial Services License no. 336969. This document is intended to be provided only to "wholesale clients" within the meaning of section 761G of the Corporations Act 2001. By continuing to access this document from within Australia, you represent to MOODY'S that you are, or are accessing the document as a representative of, a "wholesale client" and that neither you nor the entity you represent will directly or indirectly disseminate this document or its contents to "retail clients" within the meaning of section 761G of the Corporations Act 2001.

Notwithstanding the foregoing, credit ratings assigned on and after October 1, 2010 by Moody's Japan K.K. (“MJKK”) are MJKK's current opinions of the relative future credit risk of entities, credit commitments, or debt or debt-like securities. In such a case, “MIS” in the foregoing statements shall be deemed to be replaced with “MJKK”. MJKK is a wholly-owned credit rating agency subsidiary of Moody's Group Japan G.K., which is wholly owned by Moody’s Overseas Holdings Inc., a wholly-owned subsidiary of MCO.

This credit rating is an opinion as to the creditworthiness or a debt obligation of the issuer, not on the equity securities of the issuer or any form of security that is available to retail investors. It would be dangerous for retail investors to make any investment decision based on this credit rating. If in doubt you should contact your financial or other professional adviser.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : MA. LOURDES C. RAUSA-CHAN Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: March 31, 2011